UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

BBVA has reached an agreement with a subsidiary of Cerberus Capital Management, L.P. (“Cerberus”) for the creation of a “joint venture” to which the real estate business of BBVA in Spain will be transferred (the “Business”). BBVA will contribute the Business to a single company (the “Company”) and will sell 80% of the shares of such Company to Cerberus at the closing date of the transaction.

The Business comprises: (i) foreclosed real estate assets (hereinafter, the “REOs”), with a gross book value of approximately EUR 13,000 million, taking as starting point the situation of the REOs on June 26, 2017 (1); and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For the purpose of the agreement with Cerberus, the whole Business has been valued at approximately EUR 5.000 million.

Considering the valuation of the whole Business previously mentioned and assuming that all the Business’ REOs on June 26, 2017 will be contributed to the Company, the sale price for 80% of the shares would amount to approximately EUR 4.000 million. The price finally paid will be determined by the volume of REOs effectively contributed that may vary depending on, among other matters, the sales carried out from the date of reference 26 June 2017 until the date of closing of the transaction and the fulfilment of the usual conditions in this kind of transactions.

At the closing date, the parties will sign a shareholders agreement in the Company that will include the usual protection rights for minority shareholders in this kind of joint ventures in favor of BBVA.

[1]	This amount mainly comprises foreclosed assets, as well as other real estate assets from the Non Core RE unit, with a gross book value as of June 30 of EUR 14,318 million, according to BBVA’s quarterly report, reduced by assets transferred in July to Metrovacesa Suelo y Promoción with a gross book value of approximately EUR 1,200 million and other minor adjustments.

Finally, BBVA has signed an agreement with the Cerberus group’s entity, Haya Real Estate S.L.U., in order for it to provide, on an exclusive basis, “servicing” services for the real estate portfolio held by BBVA once the transaction has been executed.

The transaction as a whole is subject to obtaining the relevant authorizations from the competent authorities. At the closing date, which is expected to take place by the second half of 2018, and, once the volume of REOs effectively contributed is known, it will be possible to determine the definitive impact on the Group’s attributable profit, -which at this moment is estimated as not significant- as well as the impact on the Common Equity Tier 1 (fully loaded), which is expected to be slightly positive.

Madrid, November 29, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 29, 2017

	By:	/s/ Javier Rodriguez Soler
	Name:	Javier Rodriguez Soler
	Title:	Authorized representative